Exhibit (e)(33)

Fairchild Semiconductor International, Inc.

Change in Control Severance Plan

1. Purpose of Plan. The purpose of this Change in Control Severance Plan (this “Plan”) is to ensure that employees of Fairchild Semiconductor International, Inc. (the “Company”) and its subsidiaries are eligible for severance benefits in the event of a Change in Control. Capitalized terms used herein that are not immediately defined are as defined in Section 16 below.

2. Participants; No Duplication of Benefits. This Plan shall apply to employees of the Company and its subsidiaries who are selected for participation by the Compensation Committee of the Board of Directors of the Company (the “Committee”). Any such employee selected for participation shall be a “Participant.” The designation of any such employee as a Participant may not be revoked by the Committee on less than 24 months’ prior written notice to the Participant or at any point following a Qualifying Termination. Each Participant shall receive a written “Designation of Change in Control Severance Plan Participation” substantially in the form attached as Exhibit A. For the avoidance of doubt, a Participant who experiences a Qualifying Termination that entitles him or her to the severance compensation and benefits contemplated by Section 5 below shall not be entitled to any compensation or benefits under the Company’s Executive Severance Policy (or any other Company severance plan or policy) in connection with such Qualifying Termination.

3. Effective Date of Plan; Expiration of Plan. This Plan shall become effective as of the occurrence of a Change in Control and shall remain in effect until all obligations under this Plan have been satisfied with respect to all Participants who have experienced a Qualifying Termination and/or the notice period referenced in Section 2 above has run such that there are no further employees who remain designated as Participants (such date on which the Plan ceases to be effective, the “Expiration Date”).

4. Amendment or Termination of Plan. Prior to the occurrence of a Change in Control, this Plan may be amended or terminated by a majority of the Board of Directors of the Company. Following the occurrence of a Change in Control, this Plan may not be amended or terminated in any respect that adversely affects the rights, protections or benefits of any Participant and may not be terminated until the Expiration Date.

5. Benefits under this Plan. Upon a Qualifying Termination, each Participant shall, subject to the terms and conditions of this Plan, be entitled to the following payments and benefits:

a. Accrued Obligations. A cash payment, which shall be paid in a lump sum on the first payroll date following the Termination Date, equal to the sum of (i) the Participant’s Annual Base Salary through the Termination Date, (ii) any bonus or incentive compensation for which payment has been approved in accordance with the terms of the applicable arrangement but not made as of the Termination Date and (iii) any accrued vacation or other paid time-off pay, in each case to the extent not theretofore paid (the amounts contemplated by clauses (i), (ii) and (iii), the “Accrued Obligations”). The Accrued Obligations shall be due without regard to whether the Participant has executed and not revoked the Release.

b. Severance Payment. A cash severance payment (the “Severance Payment”), which shall be paid in a lump sum within 10 business days following the Termination Date, equal to:

(i)	Tier 1 Participants. The product of (x) 1.0 multiplied by (y) the sum of the Participant’s Annual Base Salary and Target Annual Bonus Opportunity; or

(ii)	Tier 2 Participants. The product of (x) 0.75 multiplied by (y) the sum of the Participant’s Annual Base Salary and Target Annual Bonus Opportunity.

c. Annual Bonus Amounts.

(i)	A cash payment, which shall be paid in a lump sum within 10 business days following the Termination Date, equal to the Participant’s Target Annual Bonus Opportunity, multiplied by a fraction, (x) the numerator of which is the number of days elapsed in the performance year in which the Termination Date occurs, and (y) the denominator of which is 365 (the “Prorated Annual Bonus”); and

(ii)	In the event that the Participant’s Termination Date occurs prior to the date on which annual bonuses are paid under the Company’s Annual Bonus Plan in respect of the fiscal year of the Company that immediately precedes the year in which the Termination Date occurs, a cash payment equal to the Annual Bonus to which the Participant would have been entitled to receive, if the Participant had remained employed with the Company (assuming the Participant achieved all personal performance metrics at a target level) through the date annual bonuses are paid in respect of such year under such plan, which payment shall be paid in a lump sum at such time as all such other annual bonuses are paid (such payment, together with the Prorated Annual Bonus, the “Annual Bonus Amounts”), but in no event later than March 15 of the year following the year in which the Termination Date occurs.

d. Health Care Benefits. If the Participant elects continued medical and dental benefit coverage pursuant to Section

4980B(f) of the Code (or any successor provision thereof) (“COBRA”), then until the earlier of (i) (A) for Tier 1 Participants, the 12-month anniversary of the Termination Date, and (B) for Tier 2 Participants, the 9-month anniversary of the Termination Date, and (ii) such time as the Participant becomes eligible to receive medical and dental benefits under another employer-provided plan (such period, the “Health Care Continuation Period”), the Company shall pay the full premium cost of such coverage for the Participant and his or her eligible dependents, based on the prevailing rate (the “Prevailing COBRA Rate”) charged by the Company to persons who elect similar health care continuation coverage under COBRA (the “Health Care Benefits”); provided, however, that (i) the Health Care Benefits shall be reported by the Company as taxable income to the Participant to the extent reasonably determined by the Company to be necessary to avoid the Health Care Benefits from being considered to have been provided under a discriminatory self-insured medical reimbursement plan pursuant to Section 105(h) of the Code, and (ii) the Health Care Continuation Period shall cease at such time that the Participant is eligible to receive health care benefits under another employer-provided plan (but no repayment of any previously-paid premium shall be required).

6. Release Requirement. A Participant shall not be entitled to the Severance Payment, the Annual Bonus Amounts or the Health Care Benefits unless the Participant has signed and not revoked, within 55 days after such Participant’s Qualifying Termination, a release substantially in the form attached hereto as Exhibit B (with such updates as the Company may, in good faith, deem reasonably necessary to ensure the enforceability of such release) (the “Release”).

7. No Mitigation Required. A Participant shall have no obligation to mitigate the severance obligations under this Plan and compensation from a subsequent employer will not reduce benefits under this Plan.

8. Tax Withholdings. All payments and benefits under this Plan shall be less any required tax withholdings.

9. Other Benefit Plans. Other than with respect to the Company’s Executive Severance Policy (or any other Company severance plan or policy), this Plan shall not affect a Participant’s entitlement to compensation or benefits under any other employee benefit plan or compensatory arrangement of the Company and its affiliates, which in each case shall be construed in accordance with its respective terms.

10. Successors. This Plan shall be binding upon the successors and assigns of the Company.

11. Governing Law. This Plan will be governed by the laws of the State of California, without giving effect to any choice of law or conflicting provision or rule (whether of the State of California or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of California to be applied.

12. Legal Fees. The Company shall reimburse each Participant who incurs a Qualifying Termination for all reasonable legal fees and expenses incurred by such Participant in seeking to obtain or enforce any right or benefit provided under this Plan (other than any such fees and expenses incurred in pursuing any claim determined by an arbitrator or by a court of competent jurisdiction to be frivolous or not to have been brought in good faith).

13. Indemnification. In addition to any rights the Participant may have under any director and officer insurance arrangement or otherwise, the Company shall indemnify each Participant and hold him or her harmless to the fullest extent permitted by law and under the charter and bylaws of the Company or any successor thereto (including the advancement of expenses) against, and with respect to, any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney fees), losses and damages resulting from the Participant’s good faith performance of his or her duties and obligations with the Company and its affiliates.

14. Section 280G of the Code.

a. Anything in this Plan to the contrary notwithstanding, in the event the Accounting Firm (as defined below) shall determine that receipt of all Payments (as defined below) would subject a Participant to the excise tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce any of the Payments paid or payable pursuant to this Plan (the “Plan Payments”) so that the Parachute Value (as defined below) of all Payments, in the aggregate, equals the Safe Harbor Amount (as defined below). The Plan Payments shall be so reduced only if the Accounting Firm determines that the Participant would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if the Plan Payments were so reduced. If the Accounting Firm determines that the Participant would not have a greater Net After-Tax Receipt of aggregate Payments if the Plan Payments were so reduced, the Participant shall receive all Plan Payments to which the Participant is entitled hereunder.

b. If the Accounting Firm determines that aggregate Plan Payments should be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, the Company shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 14 shall be binding upon the Company and the Participant and shall be made as soon as reasonably practicable and in no event later than 15 business days following the Termination Date. For purposes of reducing the Plan Payments so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, only amounts payable under the Plan (and no other Payments) shall be reduced. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing the payments and benefits under the following sections in the following order: (i) Plan Payments that do not constitute nonqualified deferred compensation within the meaning of Section 409A of the Code, and (ii) Plan Payments that do constitute nonqualified deferred compensation, in each case, beginning with payments or benefits that are to be paid the farthest in time from the Accounting Firm’s determination. All reasonable fees and expenses of the Accounting Firm shall be borne solely by the Company.

c. To the extent requested by the Participant, the Company shall cooperate with the Participant in good faith in valuing, and the Accounting Firm shall take into account the value of, services provided or to be provided by the Participant (including, without limitation, the Participant’s agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code)), such that payments in respect of such services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of the final regulations under Section 280G of the Code and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of the final regulations under Section 280G of the Code in accordance with Q&A-5(a) of the final regulations under Section 280G of the Code.

d. The following terms shall have the following meanings for purposes of this Section 14:

(i)	“Accounting Firm” shall mean a nationally recognized certified public accounting firm or other professional organization that is a certified public accounting firm recognized as an expert in determinations and calculations for purposes of Section 280G of the Code that is selected by the Company prior to a Change in Control for purposes of making the applicable determinations hereunder and is reasonably acceptable to the Participant, which firm shall not, without the Participant’s consent, be a firm serving as accountant or auditor for the individual, entity or group effecting the Change in Control.

(ii)	“Net After-Tax Receipt” shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a Payment net of all taxes imposed on the Participant with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to the Participant’s taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determines to be likely to apply to the Participant in the relevant tax year(s).

(iii)	“Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Accounting Firm for purposes of determining whether and to what extent the excise tax under Section 4999 of the Code will apply to such Payment.

(iv)	“Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Participant, whether paid or payable pursuant to the Agreement or otherwise.

(v)	“Safe Harbor Amount” shall mean 2.99 times the Participant’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

15. Section 409A of the Code.

a. General. It is intended that payments and benefits made or provided under this Plan shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code. Any payments that qualify for the “short-term deferral” exception, the separation pay exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Plan shall be treated as a separate payment of compensation for purposes of applying the exclusion under Section 409A of the Code for short-term deferral amounts, the separation pay exception or any other exception or exclusion under Section 409A of the Code. All payments to be made upon a termination of employment under this Plan may only be made upon a “separation from service” under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on a Participant pursuant to Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment under this Plan including without limitation through the timing of the delivery of the Release, such that, for the avoidance of doubt, any payment that may be paid in more than one taxable year, depending on the date of delivery of the Release by a Participant, shall be paid in the later taxable year.

b. Reimbursements and In-Kind Benefits. Notwithstanding anything to the contrary in this Plan, all reimbursements and in-kind benefits provided under this Plan that are subject to Section 409A of the Code shall be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during a Participant’s lifetime (or during a shorter period of time specified in this Plan); (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense shall be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

c. Delay of Payments. Notwithstanding any other provision of this Plan to the contrary, if a Participant is considered a “specified employee” for purposes of Section 409A of the Code (as determined in accordance with the methodology established by the Company as in effect on the Termination Date), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code that is otherwise due to such Participant under this Agreement during the six-month period immediately following such Participant’s separation from service (as determined in accordance with Section 409A of the Code) on account of such Participant’s separation from service shall be accumulated and paid to such Participant on the first business day of the seventh month following his separation from service (the “Delayed Payment Date”), to the extent necessary to avoid penalty taxes or accelerated taxation pursuant to Section 409A of the Code. If such Participant dies during the postponement period, the amounts and entitlements delayed on account of Section 409A of the Code shall be paid to the personal representative of his estate on the first to occur of the Delayed Payment Date or 30 calendar days after the date of such Participant’s death.

16. Certain Defined Terms.

(a) “Annual Base Salary” means a Participant’s annualized regular rate of salary or hourly pay in effect immediately preceding the Participant’s Qualifying Termination, without giving effect to any reduction thereto on or following a Change in Control.

(b) “Annual Bonus” means a Participant’s annual bonus under the Company’s short-term incentive plan in which the Participant participates for the given fiscal year of the Company (the “Annual Bonus Plan”).

(c) “Cause” means (i) willfully breached or habitually neglected the duties of the Participant’s position with the Company, including but not limited to any fiduciary duty owed to the Company or its stockholders, or (ii) committed act(s) of dishonesty, malfeasance, misappropriation of the Company’s property, willful misconduct, fraud, embezzlement, bad faith, misrepresentation, or other act(s) of moral turpitude that would prevent the effective performance of the Participant’s duties to the Company or resulted in the Participant’s personal profit; or (iii) engaged in any act or omission in the course of the Participant’s employment with the Company that materially injured the business or reputation of the Company; provided that no act, or failure to act, by the Participant shall be considered “willful” unless committed without good faith and without a reasonable belief that the act or omission was in the Company’s best interest; and provided, further, that, if the failure, act, breach or other basis for finding Cause under this Plan is capable of being cured without material injury to the Company, then no finding of Cause shall be made unless the Participant has failed to cure such failure, act, breach or other basis within 30 days after receiving written notice thereof from the Company. Any determination as to whether “Cause” exists shall be subject to de novo review.

(d) “Change in Control” shall have the meaning set forth in the Fairchild Semiconductor 2007 Stock Plan, as in effect on the date hereof. For the avoidance of doubt, the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 18, 2015, by and among the Company, ON Semiconductor Corporation and certain other parties shall be a Change in Control.

(e) “Code” means the Internal Revenue Code of 1986, as amended, and any Treasury regulations promulgated or other Treasury guidance thereunder.

(f) “Good Reason” means (i) a reduction in the Participant’s base salary other than as part of a broader executive pay reduction, (ii) a reduction in the Participant’s incentive cash bonus compensation (e.g., Enhanced Fairchild Incentive Plan or other Company Annual Bonus plan) participation level, other than as part of a broader executive reduction, (iii) a material change in the employment benefits available to the Participant, if such change does not similarly affect all employees of the Company eligible for such benefits, (iv) a material reduction in the Participant’s duties, responsibilities or authority as then in effect, or (v) a requirement to relocate, except for office relocations that would not increase the Participant’s one-way commuting distance by more than 35 miles; provided that in order to invoke a termination for Good Reason, (1) the Participant must provide written notice to the Company of the existence of one or more of the conditions described therein within 90 days following the occurrence of such condition or conditions, in which case the Company shall have 30 days following receipt of such written notice during which it may remedy the condition, and (2) in the event that the Company fails to remedy such condition during such 30-day period, the Participant must terminate employment, if at all, within 90 days following the end of such 30-day period.

(g) “Qualifying Termination” means a termination, on the date of the Change in Control or during the two-year period immediately following the Change in Control, of a Participant’s employment (i) other than for Cause by the Company or its affiliates, or (ii) by such Participant for Good Reason.

(h) “Target Annual Bonus Opportunity” means the amount of the Annual Bonus that the Participant may be eligible to earn in respect of the fiscal year in which the Termination Date occurs, assuming achievement by the Company (or otherwise) of all applicable performance metrics at the “target” level, without giving effect to any reduction thereto on or following a Change in Control.

(i) “Termination Date” means the date on which the Participant’s employment with the Company terminates due to a Qualifying Termination.

[Exhibits Follow]

Exhibit A

Fairchild Semiconductor International, Inc.

Designation of Change in Control Severance Plan Participation

This is to advise the person identified as the “Participant” below that he or she has been selected to participate in the Fairchild Semiconductor International, Inc. Change in Control Severance Plan (the “Plan”), at the Tier level noted below. A copy of the Plan is attached.

Fairchild Semiconductor International, Inc.

By:

Title:

Date:

Name of Participant

Tier:

Acknowledged and agreed this      day of             , 20

[Insert Name of Participant]

Exhibit B

THIS RELEASE (this “Release”) is entered into between [        ] (“Employee”) and Fairchild Semiconductor International, Inc. (the “Company”), for the benefit of the Company. Capitalized terms used and not defined herein shall have the meanings provided in the Fairchild Semiconductor International, Inc. Change in Control Severance Plan, effective [        ] (the “Plan”). Capitalized terms used in this Release that are not otherwise defined shall have the meanings set forth in the Plan. The entering into and non-revocation of this Release is a condition to Employee’s right to receive the Severance Amount, the Annual Bonus Amounts and the Health Care Benefits.

Accordingly, Employee and the Company agree as follows:

1. In consideration for payment of the Severance Amount, the Annual Bonus Amounts and the Health Care Benefits, to which Employee is not otherwise entitled, and the sufficiency of which Employee acknowledges, Employee represents and agrees, as follows:

(a) Employee, for himself, his heirs, administrators, representatives, executors, successors and assigns (collectively “Releasers”), hereby irrevocably and unconditionally releases, acquits and forever discharges and agrees not to sue the Company or any of its parents, subsidiaries, divisions, affiliates and related entities and their current and former directors, officers, shareholders, trustees, employees, consultants, independent contractors, representatives, agents, servants, successors and assigns and all persons acting by, through or under or in concert with any of them (collectively “Releasees”), from all claims, rights and liabilities up to and including the date of this Release arising from or relating to Employee’s employment with, or termination of employment from, the Company and its subsidiaries and affiliates, and from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses of any nature whatsoever, known or unknown, suspected or unsuspected and any claims of wrongful discharge, breach of contract, implied contract, promissory estoppel, defamation, slander, libel, tortious conduct, employment discrimination or claims under any federal, state or local employment statute, law, order or ordinance, including any rights or claims arising under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. § 621 et seq. (“ADEA”), the Americans with Disabilities Act of 1990, as amended, the Family Medical Leave Act of 1993, as amended, the Employee Retirement Income Security Act of 1974, as amended, the Vietnam Era Veterans’ Readjustment Assistance Act of 1974, as amended, the Worker Adjustment and Retraining Notification Act of 1988, as amended, the California Labor Code or the federal Fair Labor Standards Act, the California Fair Employment and Housing Act or any other federal, state or municipal ordinance relating to discrimination in employment. Nothing contained herein shall restrict the parties’ rights to enforce the terms of this Release.

(b) To the maximum extent permitted by law, Employee agrees that he has not filed, nor will he ever file, a lawsuit asserting any claims which are released by this Release, or to accept any benefit from any lawsuit which might be filed by another person or government entity based in whole or in part on any event, act, or omission which is the subject of this Release.

(c) This Release specifically excludes (i) Employee’s right to receive the amounts and benefits under the Plan, (ii) Employee’s rights to vested amounts and benefits under any employee benefit plan of the Company or its affiliates, (iii) any claims arising after the date hereof and (iv) any claim or right Employee may have to indemnification or coverage under the Company’s or any of its affiliates’ respective bylaws or directors’ and officers’ insurance policies.

(d) The parties agree that this Release shall not affect the rights and responsibilities of the US Equal Employment Opportunity Commission (hereinafter “EEOC”) to enforce ADEA and other laws. In addition, the parties agree that this Release shall not be used to justify interfering with Employee’s protected right to file a charge or participate in an investigation or proceeding conducted by the EEOC. The parties further agree that Employee knowingly and voluntarily waives all rights or claims (that arose prior to Employee’s execution of this Release) the Releasers may have against the Releasees, or any of them, to receive any benefit or remedial relief (including, but not limited to, reinstatement, back pay, front pay, damages, attorneys’ fees, experts’ fees) as a consequence of any investigation or proceeding conducted by the EEOC.

2. Employee agrees not to disparage or defame, through any public medium (including social media) the business reputation, technology, products, practices or conduct of Company (or of any parent or subsidiary of the Company, to the extent Employee has knowledge of any such corporate relationship), or any member of the board of directors or any named executive officer of the Company (or any such parent of the Company) in their capacity thereof. Nothing in this Release or elsewhere shall prevent Employee from making statements in confidence to an immediate family member or to an attorney for the purpose of seeking legal advice, or from making truthful statements when required by law, subpoena or the like, or in arbitration or other proceeding permitted under this Release and/or the Plan, as applicable.

3. Employee acknowledges that the Company has specifically advised him of the right to seek the advice of an attorney concerning the terms and conditions of this Release. Employee further acknowledges that he has been furnished with a copy of this Release, and he has been afforded [twenty-one (21)] [forty-five (45)] calendar days in which to consider the terms and conditions set forth above prior to this Release. By executing this Release, Employee affirmatively states that he has had sufficient and reasonable time to review this Release and to consult with an attorney concerning his legal rights prior to the final execution of this Release. Employee further agrees that he has carefully read this Release and fully understands its terms. Employee acknowledges that he has entered into this Release, knowingly, freely and voluntarily. Employee understands that he may revoke this Release within seven (7) calendar days after signing this Release. Revocation of this Release must be made in writing and must be received by the General Counsel at the Company, [ADDRESS], within the time period set forth above.

4. California Civil Code Section 1542 Waiver. The parties hereto expressly acknowledge and agree that all rights under Section 1542 of the California Civil Code are expressly waived. That section provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

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5. This Release will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law or conflicting provision or rule (whether of the State of California or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of California to be applied. In furtherance of the foregoing, the internal law of the State of California will control the interpretation and construction of this agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply. The provisions of this Release are severable, and if any part or portion of it is found to be unenforceable, the other paragraphs shall remain fully valid and enforceable.

6. This Release shall become effective and enforceable on the eighth day following its execution by Employee, provided he does not timely exercise his right of revocation as described above. If Employee fails to timely sign and deliver this Release or timely revokes this Release, this Release will be without force or effect, and Employee shall not be entitled to any of the amounts or benefits described in Sections 5(b)-(d) of the Plan.

ACKNOWLEDGED AND AGREED BY:

Date:

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

Name:
Title:

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